Filed by: Pinnacle Financial Partners, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Companies: Pinnacle Financial Partners, Inc.
Commission File No. 000-31225
Synovus Financial Corp.
Commission File No. 001-10312
Date: July 24, 2025

The following statements were made available by Pinnacle Financial Partners, Inc. on July 24, 2025.

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Pinnacle+Synovus

This combination will make your Pinnacle experience stronger. This is what you can expect.

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Pinnacle Financial Partners and Synovus Announce Merger

On July 24, Pinnacle and Synovus announced our intent to merge into one company, forming one of the strongest mid-sized financial institution in the country.

This combination will make your experience with Pinnacle stronger, with an enhanced suite of financial products and services and an expanded footprint with additional locations across the Southeast, including many markets in which Pinnacle has not operated previously.

This is what you can expect from the combined firm.

•	Familiar Faces
Pinnacle’s people are the most important ingredient to our success. Your relationship with the bank and the associates you work with will not change. Neither will your accounts and services.

•	More Convenience
The combined company will operate from approximately 400 offices in nine states—more than twice as much Pinnacle’s current footprint.

•	The Same Distinctive Service and Effective Advice

Pinnacle and Synovus share the belief that people and relationships are important. Like us, they are also widely recognized for their commitment to exceptional client service. Collectively, we won 45 Coalition Greenwich Best Bank Awards in 2025.

•	More Community Investment
Making a significant positive impact on the communities we serve has always been a key part of Pinnacle’s mission. With greater resources and reach, that commitment will be able to grow.

•	The Same Pinnacle

Our name is not changing, and we’ll be anchored in two of the Southeast’s most important cities. Pinnacle Bank will still be headquartered in Nashville, TN, with our corporate holding company headquartered in Atlanta, GA.

The transaction is expected to close in the first quarter of 2026, subject to receipt of required regulatory approvals, approval by Pinnacle and Synovus shareholders and the satisfaction of other customary conditions. We look forward to continuing to provide you with distinctive service and effective advice as a combined company. Thank you for your continued trust.

Read the full press release.

Frequently Asked Questions

What is happening?
We announced that we have agreed to combine with Synovus, a leading financial services firm and regional bank based in Columbus, GA. The merger is subject to customary closing conditions, including the receipt of required regulatory approvals and approval by the shareholders of Synovus and Pinnacle. Once the transaction is completed, we will create the largest bank holding company headquartered in Georgia and the largest bank headquartered in Tennessee. And we will remain Pinnacle Financial Partners.

What does this mean for my relationship with Pinnacle and my financial advisor? Will my accounts change?
Your relationship with Pinnacle and your financial advisors remain the same. There are no changes to your accounts or the products and services available to you. Once the transaction closes, you’ll have access to even more, as well as an expanded footprint of additional offices across the Southeast, all with the same local, passionate and dedicated financial advisors you’re used to.

Why is this a good thing for me?
Pinnacle and Synovus were both founded and built on a commitment to deliver exceptional client service. Once we’re together, you’ll get more of it. Until then, we remain two separate, independent companies with no changes to the services we provide or our footprint.

Will the bank’s name change?
No. The combined company will be called Pinnacle Financial Partners. Our holding company will be headquartered in Atlanta, GA, and Pinnacle Bank will be headquartered in Nashville, TN.

Who is Synovus?
Synovus is a financial services company and regional bank based in Columbus, GA. They have approximately $60 billion in assets and are a lot like Pinnacle in the most important ways. They are widely recognized for their commitment to exceptional client service, and they are supported by local, passionate and dedicated financial advisors. And like Pinnacle, they provide commercial and retail banking and a full suite of specialized products and services, including:

•	Private banking and wealth management

•	Treasury management

•	Mortgage services

•	Asset-based and structured lending

•	Capital markets

•	and more

Synovus’ footprint is highly complementary to ours, with 244 locations across Georgia, Alabama, South Carolina, Florida and Tennessee with limited location overlap.

When is this happening?
This is not an overnight event and will occur in stages over the course of several months. As we move forward, we will provide timely and relevant updates to you.

Will my local office close?
Synovus’ footprint is highly complementary to ours with limited location overlap. It’s too early to know at this time, but we expect any closures to be minimal. We will continue to keep you appropriately informed as we work toward the closing.

Who do I call with questions?
Please reach out to your financial advisor or call our Client Service Center at 1-800-264-3613.

How will you communicate with me?
We’ll reach out to you in a variety of ways to keep you informed—phone calls, emails and U.S. mail. Please contact us to make sure your contact information is up to date so you receive all key information.

Please be aware
When companies announce large events like this, fraudsters and scammers go on the offense, taking advantage of what they know to be a window with a high volume of customer communications and change announcements. Please be vigilant. Pinnacle and Synovus will never call, email or text you asking for personal information, login credentials or computer access. If you receive a request claiming to be from us, don’t respond. Call us directly at 1-800-264-3613 to report the incident.

Forward-Looking Statements

This webpage contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction between Synovus Financial Corp. (“Synovus”) and Pinnacle Financial Partners, Inc. (“Pinnacle”), including future financial and operating results (including the anticipated impact of the proposed transaction on Synovus’ and Pinnacle’s respective earnings and tangible book value), statements related to the expected timing of the completion of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.  You can identify these forward-looking statements through the use of words such as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “should,” “predicts,” “could,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential” and other similar words and expressions of the future or otherwise regarding the outlook for Synovus’, Pinnacle’s or combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Synovus, Pinnacle or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Synovus or Pinnacle and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements.  A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this webpage. Many of these factors are beyond Synovus’, Pinnacle’s or the combined company’s ability to control or predict.  These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Synovus’ business and to Pinnacle’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Pinnacle’s and Synovus’ respective businesses and operations will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the shareholders of Synovus or Pinnacle, (5) the amount of the costs, fees, expenses and charges related to the transaction, (6) the ability by each of Synovus and Pinnacle to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction, (7) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the proposed, (8) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (9) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (10) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed transaction, (12) the possibility the combined company is subject to additional regulatory requirements as a result of the proposed transaction or expansion of the combined company’s business operations following the proposed transaction, (13) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Synovus, Pinnacle or the combined company and (14) general competitive, economic, political and market conditions and other factors that may affect future results of Synovus and Pinnacle including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; and capital management activities.  Additional factors which could affect future results of Synovus and Pinnacle can be found in Synovus’ or Pinnacle’s filings with the Securities and Exchange Commission (the “SEC”), including in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Synovus’ Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and in Pinnacle’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Synovus and Pinnacle do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.

Important Information About the Merger and Where to Find It

Steel Newco Inc. (“Newco”) intends to file a registration statement on Form S-4 with the SEC to register the shares of Newco common stock that will be issued to Pinnacle shareholders and Synovus shareholders in connection with the proposed transaction.  The registration statement will include a joint proxy statement of Synovus and Pinnacle that also constitutes a prospectus of Newco.  The definitive joint proxy statement/prospectus will be sent to the shareholders of each of Synovus and Pinnacle in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Synovus, Pinnacle or Newco through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Synovus or Pinnacle at:

Synovus Financial Corp.	Pinnacle Financial Partners, Inc.
33 West 14th Street	21 Platform Way South
Columbus, GA 31901	Nashville, TN 37203
Attention: Investor Relations	Attention: Investor Relations
InvestorRelations@synovus.com (706) 641-6500	investor.relations@pnfp.com (615) 743-8219

Before making any voting or investment decision, investors and security holders of Synovus and Pinnacle are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction.  Free copies of these documents may be obtained as described above.

Participants in Solicitation

Synovus and Pinnacle and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Synovus’ shareholders and Pinnacle’s shareholders in respect of the proposed transaction under the rules of the SEC. Information regarding Synovus’ directors and executive officers is available in Synovus’ proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 12, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000057/syn-20250312.htm) (the “Synovus 2025 Proxy”), under the headings “Corporate Governance and Board Matters,” “Director Compensation,”  “Proposal 1 Election of Directors,” “Executive Officers,” “Stock Ownership of Directors and Named Executive Officers,” “Executive Compensation,” “Compensation and Human Capital Committee Report,” “Summary Compensation Table,” and “Certain Relationships and Related Transactions,” and in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 21, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000049/syn-20241231.htm), and in other documents subsequently filed by Synovus with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Synovus’ securities by Synovus’ directors or executive officers from the amounts described in the Synovus 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Synovus 2025 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Pinnacle’s directors and executive officers is available in Pinnacle’s proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000063/pnfp-20250303.htm) (the “Pinnacle 2025 Proxy”), under the headings “Environmental, Social and Corporate Governance,”  “Proposal 1 Election of Directors,” “Information About Our Executive Officers,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Transactions,” and in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 25, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000042/pnfp-20241231.htm), and in other documents subsequently filed by Pinnacle with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Pinnacle’s securities by Pinnacle’s directors or executive officers from the amounts described in the Pinnacle 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Pinnacle 2025 Proxy and are available at the SEC’s website at www.sec.gov.  Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

No Offer or Solicitation

This webpage does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.